UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 5, 2018

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

Completion of Minimum Offering.

On September 12, 2018, Prime Trust, the escrow agent for Hightimes Holding Corp. (“Hightimes” or the “Company”), reported that an aggregate of $5,307,888.35 of gross proceeds has been received in escrow from the sale of 482,535 shares of the Company’s voting Class A common stock at $11.00 per share (the “Shares”) in connection with the Company’s minimum $5,000,000 and maximum $50,000,000 initial public offering (the “Offering”). The terms of the Offering by the Company of a minimum of 454,545 Shares and a maximum of 4,545,454 Shares are described in the Company’s Form 1-A Regulation A+ Offering Circular, as qualified by the Securities and Exchange Commission (“SEC”) on July 26, 2018 (the “Offering Circular”) and as supplemented by the Company’s Current Report on Form 1-U dated August 13, 2018, the Current Report on Form 1-U dated September 11, 2018 and this Current Report on Form 1-U. The Offering Circular and the Current Reports on Form 1-U dated August 13, 2018 and September 11, 2018 are incorporated herein by reference.

Payment Waiver Letters and Amendment of Use of Proceeds

As disclosed in the Company’s final Offering Circular, dated July 26, 2018, on Form 1-A, on May 15, 2018 and May 24, 2018, the holders of $28.5 million principal amount of Purchase Notes issued to the former stockholders of Trans-High Corporation, the Company’s subsidiary, agreed to waive certain payment defaults under the Purchase Notes and defer until September 12, 2018 payment of the unpaid installments of principal and interest; provided that all deferred principal payments and accrued and unpaid interest at the rate of 12% per annum compounded monthly (the default interest rate) from August 29, 2017 to the date of payment would be paid out of the net proceeds of the Offering and in no event by no later than September 12, 2018. As at August 31, 2018, an aggregate of approximately $9,734,000 in accrued and unpaid principal installments through August 28, 2018 and unpaid interest is due and owing under the Purchase Notes.

The “Use of Proceeds” section of the Company’s Offering Circular contemplated that approximately $3,600,000 of the minimum $5,000,000 of initial gross proceeds of the Offering (the “Minimum Offering”) would be used to repay a portion of accrued interest on the Purchase Notes.

In order to expand its business operations, the Company has recently incurred significant accounts payable and other obligations to vendors and required the proceeds of a $1,200,000 bridge loan due on September 14, 2018 provided by ExWorks Capital Fund I, L.P. (“ExWorks”) to make a portion of such payments. As such, the Company requested payment waiver accommodations from the holders of the Purchase Notes in order to repay the ExWorks bridge loan and other accounts payable. Between September 7 and September 12, 2018, all of the holders of $28,500,000 principal amount of the Purchase Notes:

●	agreed to waive approximately $9,734,000 in existing payment defaults or any right to receive accrued interest or other payments on their Purchase Notes out of the $5.0 million of gross proceeds from the Minimum Offering,

●	except for two holders of Purchase Notes representing $1,407,349 of accrued and unpaid interest and principal installments as at August 31, 2018, all other holders of Purchase Notes agreed to convert 35% of the accrued and unpaid interest and principal installments of their Purchase Notes through August 28, 2018 into Company Class A Common Stock at $11.00 per share;

●	agreed that, with respect to all additional gross proceeds raised in the Offering in excess of $5,000,000, a maximum of 35% of all such gross proceeds, as and when received, would be applied to reduce and repay the remaining 65% balance of all accrued and unpaid interest and all unpaid principal installments through August 28, 2018 of their Purchase Notes, with the remaining 65% of all such gross proceeds to be retained by the Company; provided, that all remaining accrued and unpaid interest and principal installments through August 28, 2018 would be paid in full by October 31, 2018. In regard thereto, the Chief Financial Officer of the Company will provide the holders of Notes with a weekly report of cash collections of gross proceeds from the Offering in excess of $5,000,000, and shall arrange to make payments of the allocable 35% of such collections to the Noteholders on the 15th and 30th day of each month, commencing September 30, 2018;

1

●	agreed that with respect to the remaining outstanding principal amount of Purchase Notes, they would continue to be discounted by 25% and the discounted amount converted into Class A Common Stock upon completion of the Offering; and

●	approved the filing of this Form 1-U Current Report to amend the Use of Proceeds from the Minimum Offering.

A copy of the form of payment waiver letter is attached as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated by reference herein.

Accordingly, the Company hereby amends the “Use of Proceeds” section of the Offering Circular, as it relates to the use of proceeds from the Minimum Offering of $5,000,000, as follows:

(a)	retirement of bridge working capital loan from ExWorks, plus a funding fee of $60,000	$1,260,000;
(b)	payment of accounts payable and accrued operating expense	$2,400,000; and
(c)	payment of Offering Expenses, including marketing costs and accrued professional fees	$1,340,000.

As the “Minimum Offering” (as defined in the Offering Circular) was achieved, the initial closing of the Offering was consummated as of September 12, 2018 and the cleared escrowed proceeds from the Minimum Offering were distributed to the Company.

In connection with the consummation of the Minimum Offering, an aggregate of 227,272 of the Shares, representing 47.1% of the Company Shares sold to date, were purchased for $2,500,003 by Dream Media Corporation, a Delaware corporation (“Dream Media”) owned by Oreva Capital Corp. (“Oreva”). Oreva is an affiliate of Adam E. Levin, the Chief Executive Officer and a director of the Company. Dream Media is currently a party to a loan and security agreement with ExWorks, dated November 21, 2017, that was entered into in connection with a unrelated financing transaction between such parties unrelated to the Company. Prior to August 31, 2018, a balance of approximately $2,000,000 in principal interest and fees was owed by Dream Media to ExWorks under a $10,200,000 original principal amount term note. Dream Media obtained the funds to enable it to purchase the 227,727 Company Shares by virtue of a $2,500,000 loan increase provided by ExWorks to Dream Media on August 31, 2018 pursuant to an amendment to the November 21, 2017 loan and security agreement. The increased $2,500,000 loan is secured by pledges to ExWorks of the 227,727 Shares and additional securities of an unrelated public company that was provided by the AEL Irrevocable Trust in which Mr. Levin and members of his family are beneficiaries. The $2,500,000 additional ExWorks loan to Dream Media is due and payable on November 30, 2018.

In addition to such 227,727 Shares, the Adam Levin Living Trust currently owns 304,573 shares of Class A common stock of the Company and the AEL Irrevocable Trust, in which Edwin Hur, trustee, has sole voting and dispositive power, currently owns 2,703,212 shares of Class A common stock of the Company. Mr. Levin disclaims beneficial interest in all 2,703,212 Shares owned by the AEL Irrevocable Trust.

A copy of the November 21, 2017 loan and security agreement between Dream Media Corporation and ExWorks and the amendment to the loan and security agreement are filed as Exhibits 6.2 and 6.3, respectively, to this Current Report on Form 1-U and any summary of the terms of such documents are subject to, and qualified in their entirety by, the full text of such documents, which are incorporated herein by reference.

2

Strategic Investment Agreement

On September 11, 2018, Hightimes entered into an agreement with Spectrum King, LLC, pursuant to which Hightimes has licensed to Spectrum the right to use the HightimesTM name, logo and brand in connection with the marketing and distribution of all Spectrum products and granted Spectrum over a period of three years an aggregate of $1,500,000 worth of advertising credits in the Hightimes print and internet magazines and at all festivals sponsored by Hightimes. In consideration, Hightimes received eleven units of Spectrum membership interests, representing 9.9099% of Spectrum's outstanding equity. Spectrum does business as “SPECTRUM KING LED,” and specializes in designing, manufacturing and selling high-end LED grow lights for indoor and greenhouse applications targeting all variety of growing industries, such as cannabis, leafy greens, tomatoes, ornamental plants and other plants and vegetables.

A copy of the agreement between Hightimes and Spectrum King is annexed to this Form 1-U Current Report as Exhibit 6.4 and is incorporated by reference herein.

News Article.

On September 5, 2018, a news article appeared on the website of Coindesk stating that the Company is now accepting Bitcoin in payment from investors for its shares of Class A Common Stock. The article was not published by the Company, but rather was a statement allegedly received from a third party who does public relations work for the Company and was quoted by a journalist from Coindesk. The statement was not accurate and the third party was never authorized by Hightimes to give such statement. To reiterate the disclosure contained in the Company’s Form 1-U Current Report dated August 13, 2108, the Company is only accepting payment for subscription to its Shares in the form of cash, check, credit card or ACH transfers. Under no circumstances will the Company accept Bitcoin or other form of cryptocurrency in payment for its Shares. As disclosed on its Form 1-U Current Report, dated September 11, 2018, the Company has elected to extend the termination date of its Reg A+ Offering to as late as October 31, 2018.

3

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Chief Executive Officer
Date:	September 13, 2018

4

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Form of Payment Waiver Letter

6.2	Loan and Security Agreement, dated November 21, 2017, between ExWorks Capital Fund I, L.P. and Dream Media Corporation.

6.3	Amendment to Loan and Security Agreement between ExWorks Capital Fund I, L.P. and Dream Media Corporation.

6.4	Strategic Investment Agreement, dated September 11, 2018,between Hightimes Holding Corp. and Spectrum King, LLC

5